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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)


                              MK RESOURCES COMPANY
                           (formerly MK Gold Company)
                                (Name of Issuer)


COMMON STOCK, $0.01 PAR VALUE                                      55305P 10 0
(Title of class of securities)                                   (CUSIP number)


                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000

       (Name, address and telephone number of person authorized to receive notices and communications)


                                 AUGUST 19, 2005
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.


                         (Continued on following pages)
                               (Page 1 of 4 pages)

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

----------------------------------------------------------------------              -----------------------------------------
CUSP No.  527288 5 10 4                                                    13D
----------------------------------------------------------------------              -----------------------------------------
------------------- -------------------------------------------------- ------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [   ]
                                                                                                                   (b) [   ]
------------------- ---------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- -------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ---------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [   ]
------------------- -------------------------------------------------- ------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- -------------------------------------------- -----------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           55,615,484*
           SHARES
                               ------- -------------------------------------------- -----------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         None
          OWNED BY
                               ------- -------------------------------------------- -----------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      55,615,484*
          REPORTING
                               ------- -------------------------------------------- -----------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    None

------------------- --------------------------------------------------------------- -----------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        55,615,484*

------------------- ---------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [   ]
                    See Item 5.
------------------- ---------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   100%*

------------------- -------------------------------------------------- ------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- -------------------------------------------------- ------------------------------------------------------



-----------------------------
* Includes 55,615,384 shares issuable upon conversion of the Company's indebtedness to Leucadia under the Credit Agreement between the parties outstanding at August 18, 2005.


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
Item 1.           Security and Issuer.
                  -------------------

                  This Statement constitutes Amendment No. 13 to the Statement on Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission, by Leucadia National Corporation ("Leucadia") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of MK Resources Company (formerly MK Gold Company) ("MK Resources"). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  On August 19, 2005, at the effective time (the "Effective Time") of the merger of Marigold Acquisition Corp., a wholly owned subsidiary of Leucadia ("Merger Sub"), with and into MK Resources (the "Merger"), pursuant to the Agreement and Plan of Merger, dated as of May 2, 2005, by and among Leucadia, Merger Sub and MK Resources, (i) all issued and outstanding shares of Common Stock (other than shares of Common Stock owned by MK Resources, Leucadia or Merger Sub) were converted into the right to receive 0.0317 of a common share, par value $1.00 per share, of Leucadia, and such shares of Common Stock ceased to exist and were automatically cancelled, (ii) all shares of Common Stock owned by MK Resources, Leucadia and Merger Sub at the Effective Time were automatically cancelled, and (iii) each of the 100 issued and outstanding shares of common stock, par value $0.01 per share, of Merger Sub owned by Leucadia at the Effective Time was converted into and became one validly issued, fully paid and nonassessable share of Common Stock.

Item 4.           Purpose of Transaction.
                  ----------------------

                  The information set forth under Item 3 is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  (a)-(b) As of the date of this Amendment No. 13, Leucadia beneficially owns all of the outstanding shares of Common Stock. The information set forth under Item 3 is incorporated herein by reference.

                  (c) Except as described above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

                  (d)-(e) Not applicable.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  1. Press Release of Leucadia National Corporation, dated August 19, 2005 (filed as Exhibit 99.1 to Leucadia's Current Report on Form 8-K, filed August 19, 2005, and incorporated herein by reference).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 19, 2005

                                       LEUCADIA NATIONAL CORPORATION

                                       By: /s/ Joseph A. Orlando
                                           ------------------------------------
                                           Name: Joseph A. Orlando
                                           Title: Vice President and
                                                  Chief Financial Officer



















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